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SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MURRAY TRAFF SECURITIES, ~~INC.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 ESE LOOP 323 SUITE 200
(No. and Street)

TYLER	TX	75701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY V. MURRAY (903) 561-5588
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HUDNALL, STEPHEN LAWRENCE
(Name – *if individual, state last, first, middle name*)

5054 KINSEY DRIVE	TYLER	TX	75703
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 2 6 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY V. MURRAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MURRAY TRAFF SECURITIES, INC., as of SEPTEMBER 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DEBBIE L. JONES
MY COMMISSION EXPIRES
May 6, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MURRAY TRAFF SECURITIES, INC.

**FINANCIAL STATEMENTS TOGETHER
WITH AUDITORS' REPORT AND
LETTER TO MANAGEMENT ON
INTERNAL ACCOUNTING CONTROL**

SEPTEMBER 30, 2006

MURRAY TRAFF SECURITIES, INC.
TABLE OF CONTENTS

		PAGE
Auditor's Report		1
Financial Statements		
Statement of Financial Condition September 30, 2006		2
Statement of Income For the Year Ended September 30, 2006		3
Statement of Changes in Stockholders' Equity For the Year Ended September 30, 2006		4
Statement of Changes in Subordinated Borrowings For the Year Ended September 30, 2006		5
Statement of Cash Flows For the Year Ended September 30, 2006		6
Notes To Financial Statements		7-8
Letter To Management On Internal Accounting Controls		9-10
Schedules		
Supplementary Information Required By Rule 17a-5 of The Securities and Exchange Commission		
Computation of Net Capital Under Rule 15c3-1 Of the Securities and Exchange Commission As of September 30, 2006	Schedule I	11-13
Computation For Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission As of the September 30, 2006	Schedule II	14
Information Relating To Possession Or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As Of September 30, 2006	Schedule III	15

STEPHEN L. HUDNALL

CERTIFIED PUBLIC ACCOUNTANT

(903) 581-7878 (903) 581-7889 FAX

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Murray Traff Securities, Inc.

I have audited the accompanying statement of financial condition of Murray Traff Securities, Inc. as of September 30, 2006 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Murray Traff Securities, Inc. at September 30, 2006 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen L. Hudnall
Certified Public Accountant

November 16, 2006

5054 KINSEY DR * TYLER, TX 75703

MURRAY TRAFF SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2006

ASSETS

Current Assets	
Cash	$ 0
Marketable investments	199,536
Deposits with clearing organizations	10,000
Receivable from clearing organizations	2,974
TOTAL CURRENT ASSETS	212,510
Furniture and equipment, at cost less accumulated depreciation of $36,652	0
Deferred income tax benefit	2,634
TOTAL ASSETS	$ 215,144

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable	$ 0
Income taxes payable	0
TOTAL CURRENT LIABILITIES	0
Stockholders' Equity	
Capital stock, no par value 10,000 shares authorized, 500 shares issued and outstanding	10,000
Retained earnings	205,144
TOTAL STOCKHOLDERS' EQUITY	215,144
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 215,144

The accompanying notes are an integral part of these financial statements

MURRAY TRAFF SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2006

Revenues		
Commissions		$ 654,189
Trading profits		4,492
Investment advisory fees		16,128
Interest income		64,562
Total Revenue		739,371
Expenses		
Employee compensation and benefits	$ 547,344	
Clearance and quotation fees	66,175	
Occupancy	44,722	
Retirement plan	13,777	
Taxes	27,252	
Advertising	860	
Office expenses	8,166	
General and administrative	36,108	
Total Expenses		$ 744,404
Income before income taxes		(5,033)
Income Tax Benefit		755
Net Loss		$ (4,278)

The accompanying notes are an integral part of these financial statements

MURRAY TRAFF SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2006

	Common Stock	Retained Earnings	Total
Balances at September 30, 2005	$ 10,000	$ 209,422	$ 219,422
Net Loss		(4,278)	(4,278)
Balances at September 30, 2006	$ 10,000	$ 205,144	$ 215,144

The accompanying notes are an integral part of these financial statements

MURRAY TRAFF SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

Subordinated liabilities at October 1, 2005	$	None
Increases		None
Decreases		None
Subordinated liabilities at September 30, 2006	$	None

The accompanying notes are an integral part of
these financial statements

MURRAY TRAFF SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(4,278)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES:		
Depreciation		1,289
(Increase) decrease in operating assets:		
Receivable from clearing organizations		794
Deferred income tax benefits		(755)
Increase (decrease) in operating liabilities:		
Accrued liabilities		(800)
Net Cash Provided By Operating Activities		(3,750)
NET CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease in marketable investments		3,750
CASH FLOWS FROM FINANCING ACTIVITIES		0
NET INCREASE IN CASH AND CASH EQUIVALENTS		0
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		0
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	0
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$	323
Income taxes paid	$	0

The accompanying notes are an integral part of
these financial statements

MURRAY TRAFF SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2006

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Murray Traff Securities, Inc. (the Company) was incorporated under the laws of the State of Texas on April 2, 1985. The company intends to act as a broker/dealer in certain securities as allowed by the Securities and Exchange Commission ("S.E.C.") and the National Association of Securities Dealers ("N.A.S.D."). The Company received approval from N.A.S.D. to be a registered broker/dealer effective May 31, 1986. Costs incurred that are nonallergenic as deductions under S.E.C. rule 15c3-1 were capitalized as organizational costs.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Depreciation of $1,289 has been charged to expense for the year ended September 30, 2006.

Securities Transactions

Murray Traff has an arrangement with Southwest Securities, Inc. in Dallas, Texas, through which securities transactions are cleared. Murray Traff receives commissions from Southwest Securities, Inc. net of any clearance fees.

Marketable Securities

Marketable securities consist of money market and debt securities. The Company classifies these as trading securities based on its intent to sell them in the near term. These securities are reported at fair value, with unrealized gains and losses included in income.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Statement of Cash Flows

The Company's daily cash transactions are conducted through a money market account. Regulatory agencies require that these accounts be subject to special deductions for net capital computations. Therefore, the money market account is not considered a cash equivalent.

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Because it is at least reasonably possible that a change in estimate will occur in the near term, actual results could vary from the estimates that were assumed in preparing the financial statements.

Federal Income Taxes

The Company uses the accrual method of accounting for income tax purposes. No significant timing differences exist between accounting and tax income. The Company incurred a net operating loss of $4,653 for the year ended September 30, 2006 and has charitable contribution and net operating loss carryforwards of $5,843 and $11,716 respectively available at September 30, 2006 to be charge against taxable income in future periods. The benefit is expected to approximate $2,634 and be utilized in the next serveral years.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2006, the Company had net capital of $208,519, which was $108,519 in excess of its required net capital of $100,000. The Company's net capital ratio was 0 to 1.

NOTE C - COMMITMENTS AND CONTINGENCIES

During the normal course of business, the Company clears customer transactions with Southwest Securities, Inc. in Dallas, Texas. Should customers default or otherwise fail to perform, Murray Traff Securities, Inc. is obligated to close the transaction and bear any resulting loss. It is reasonably possible that a change in estimate will occur in the near term. An estimate of possible loss or range of loss cannot be made. At September 30, 2006, there was no liability for any such loss. In the normal course of business there are various outstanding commitments and contingent liabilities, which are not reflected in the accompanying financial statements. No losses are anticipated as a result of these transactions.

NOTE D - CONCENTRATIONS OF CREDIT RISK

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions in Texas. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE E - RETIREMENT PLAN

The Company has a Savings Incentive Match Plan for Employees (Simple) that covers all employees who have received at least $5,000 in compensation during the preceding two years. The Company matches the employee salary deferrals up to 3% of annual compensation. Salary deferrals under Simple Plans for 2006 are limited to $12,500 for employees fifty years of age or over and $10,000 for employees under fifty years of age.

NOTE F - OPERATING LEASES AND RENTALS

The Company leases its office space on a month-to-month basis. The payments for facility lease for the year ended September 30, 2006, totaled $43,433. All other rental payments are for the rental of postage equipment. The terms of this rental varies, but are typically less than one month in length. The amount of equipment rental for the period ended September 30, 2006 totaled $705.

STEPHEN L. HUDNALL
CERTIFIED PUBLIC ACCOUNTANT

(903) 581-7878 (903) 581-7889 FAX

The Board of Directors
Murray Traff Securities, Inc.

In planning and performing my audit of the financial statements of Murray Traff Securities, Inc., for the year ended September 30, 2006 I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 7a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions for customer securities, I did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5054 KINSEY DR * TYLER, TX 75703

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control, including control activities for safeguarding securities, that I believe to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17-a5 (g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephen L. Hudnall
Certified Public Accountant

November 16, 2006

MURRAY TRAFF SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2006

NET CAPITAL

Total stockholders' equity		$ 215,144
Deduct equity not allowable for Net Capital		0
Total equity qualified for Net Capital		215,144
ADD:		
A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital		0
B. Other deductions and allowable credits		0
Total Capital and allowable subordinated liabilities		215,144
DEDUCTIONS AND/OR CHARGES:		
A. Non-allowable assets from statement of financial condition:		
1. Receivable from stockholders	$ 0	
2. Receivable from employees	0	
3. Equipment net of depreciation	0	
4. Deferred tax benefit	2,634	
	2,634	
B. Current note Deficiency	0	
C. Commodity futures, contracts and spot commodities proprietary capital changes	0	
D. Other deductions and/or charges	0	
E. Other additions and/or allowable credits	0	2,634
Net Capital before haircuts on securities positions		212,510
HAIRCUTS ON SECURITIES (Computed where applicable pursuant to 15-c-3-1 (f)		
A. Contractual securities commitments	$ 0	
B. Subordinated securities borrowings	0	
C. Trading and investment securities		
1. Exempted securities	0	
2. Debt Securities	0	
3. Options	0	
4. Other securities	3,991	
D. Undue Concentration	0	
E. Other	0	3,991
NET CAPITAL		$ 208,519

MURRAY TRAFF SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 0
Minimum Dollar Net Capital Required	100,000
Excess Net Capital	108,519
Excess Net Capital At 1,500%	208,519
Excess Net Capital At 1,000%	208,519
Ratio: Aggregate Indebtedness to Net Capital	0 to 1

AGGREGATE INDEBTEDNESS

Item included in consolidated statement of financial condition:	
Short-term bank loans	0
Drafts payable	0
Payable to brokers and dealers	0
Payable to clearing broker	0
Payable to customers	0
Other accounts payable and accrued expenses	0
Item not included in consolidated statement o financial condition:	
Market value of securities borrowed for which no equivalent value is paid or credited	0
Other unrecorded amounts	0
	0
Less adjusted based on special reserve bank accounts	0
Total Aggregate Indebtedness	$ 0

**MURRAY TRAFF SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2006**

Reconciliation with company's computation included in Part II of Form X-17A-5
as of September 30, 2006

		COMPUTATION OF NET CAPITAL	COMPUTATION OF RESERVE REQUIREMENT
Per audit Report (Schedule I) at 09/30/06	$	208,519	
Per audit Report (Schedule II) at 09/30/06			Exempt
Reported by Broker-Dealer on Part IIA, Form X-17A-5 Annual Report as of 09/30/06		208,519	Exempt
Difference	$	0	None

MURRAY TRAFF SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c 3-3
AS OF SEPTEMBER 30, 2006

Exemption From Reserve Requirements Under Rule 15c 3-3

Murray Traff Securities, Inc. claims exemption from the reserve requirements under Rule 15c 3-3 based upon section 15c 3-3 (K) (2) (ii) because Murray Traff Securities, Inc.:

1. Has not carried nor intends to carry margin accounts,
2. Has not held and does not intend to hold customer funds or securities,
3. Has not owed and does not intend to owe money or securities to customers,
4. Anticipates participation in underwriting on a "best efforts" basis and will promptly forward to an independent escrow agent customers' checks, notes and other evidences of indebtedness,
5. And otherwise fully complies with the exempting provisions of Rule 15c 3-3 (K) (2) (ii).

MURRAY TRAFF SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C 3-3
AS OF SEPTEMBER 30, 2006

Exemption From Information Relating to Possession or Control Requirements

Murray Traff Securities, Inc. claims exemption from information relating to possession or control requirements under Rule 15c 3-3 based upon section 15c 3-3 (K) (2) (ii) because Murray Traff Securities, Inc.:

1. Has not carried nor intends to carry margin accounts,

2. Has not held and does not intend to hold customer funds or securities,

3. Has not owed and does not intend to owe money or securities to customers,

4. Anticipates participation in underwriting on a "best efforts" basis and will promptly forward to an independent escrow agent customers' checks, notes and other evidences of indebtedness,

5. And otherwise fully complies with the exemptive provisions of Rule 15c 3-3 (K) (2) (ii).